UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On December 14, 2020, AerCap Holdings N.V. (“AerCap”) issued a press release announcing (i) the early results of the previously announced offers by AerCap Global Aviation Trust (“AGAT”), a Delaware statutory trust and wholly-owned subsidiary of AerCap, to purchase for cash certain series of notes originally co-issued by AGAT and AerCap Ireland Capital Designated Activity Company (such offers collectively, the “Tender Offers”) and (ii) an increase of the aggregate purchase price for the notes AGAT intends to purchase from $600,000,000 to $740,000,000. A copy of the press release announcing the early results and the amendment of the Tender Offers, which describes the results and the amendment in greater detail, is attached hereto as Exhibit 99.1.

On December 14, 2020, AerCap issued a press release announcing the pricing terms for the Tender Offers. A copy of the press release announcing the pricing terms for the Tender Offers, which describes such pricing terms in greater detail, is attached hereto as Exhibit 99.2.

Exhibits

99.1	AerCap Holdings N.V. Press Release relating to the early results and the amendment of the Tender Offers.
99.2	AerCap Holdings N.V. Press Release relating to the pricing terms for the Tender Offers.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
Name: Aengus Kelly
Title: Authorized Signatory

Date:  December 14, 2020

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EXHIBIT INDEX

99.1	AerCap Holdings N.V. Press Release relating to the early results and the amendment of the Tender Offers.
99.2	AerCap Holdings N.V. Press Release relating to the pricing terms for the Tender Offers.

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